April 29, 2008

David L. Orlic, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20249

  Re:
  Activision, Inc. Preliminary Proxy Statement on Schedule 14A
  Filed January 31, 2008 (File No. 001-15839)

Dear Mr. Orlic:

        On behalf of Activision, Inc., a Delaware corporation (the "Company"), we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the "Commission"), Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (File No. 001-15839) (the "Preliminary Proxy Statement") for filing under the Securities Exchange Act of 1934, as amended, which we have marked to show changes from the Company's initial filing of the Preliminary Proxy Statement on January 31, 2008.

        The changes reflected in Amendment No. 1 to the Preliminary Proxy Statement include those made in response to the comments of the staff of the Commission set forth in the staff's comment letter dated February 8, 2008, as well as other changes.

        Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. We have sent to you paper copies of this letter and copies of Amendment No. 1 to the Preliminary Proxy Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Preliminary Proxy Statement, as amended. References throughout this letter to "we," "us" and "our" are to the Company.

General

        1.     We refer to the discussions of the tender offer in your preliminary proxy statement and in your Form 8-K filed December 6, 2007. You appear to have made "public announcements" of a tender offer under Instruction 5 to Rule 13e-4(c) under the Exchange Act. Please tell us your analysis as to the necessity of filing these pre-commencement communications under cover of Schedule TO in accordance with Rule 13e-4(c) under the Exchange Act.

        The Company filed the Preliminary Proxy Statement, including a description of the post-closing tender offer, solely to comply with the requirements of Rule 14a-3 of the Securities Exchange Act of 1934. The Company did not view the filing of the Preliminary Proxy Statement as a pre-commencement communication required to be filed under the cover of Schedule TO in addition to the copy filed under cover of Schedule 14A as it was not designed to inform the public or security holders in general about the tender offer. Similarly, the Company filed the Form 8-K on December 6, 2007, which included a description of the Company's post-closing tender offer obligations under the business combination agreement, solely to comply with the requirements of Rule 13a-11 of the Securities Exchange Act of 1934. The Company did not view the filing of the Form 8-K as a pre-commencement communication required to be filed under the cover of Schedule TO, as it was designed to summarize the material terms of the business combination agreement and not to inform the public or security holders in general about the tender offer. In addition, we note that under the terms of the business combination agreement, the tender offer cannot be commenced until after the closing of the business combination transaction, which due to the timing of antitrust clearances and other conditions to closing, the Company did not expect could occur earlier than 4-6 months after the execution of the business combination agreement. As a result of this structure, which created significant time delay and contingencies before the tender offer could be commenced, if it were to be commenced at all, the Company did not view the filing of the Preliminary Proxy Statement or Form 8-K filed December 6, 2007 as conditioning the market for the tender offer.

        Notwithstanding that the Company believes that the filing of its Preliminary Proxy Statement does not constitute a pre-commencement communication, given that all antitrust approvals for the business combination transactions have now been received and the closing of such transactions and the commencement of the tender offer currently are expected to occur later this calendar quarter, the Company has filed Amendment No. 1 to its Preliminary Proxy Statement under cover of Schedule TO as well as under Schedule 14A, and the Company is prepared to file future materials that constitute pre-commencement communications under cover of Schedule TO in accordance with Rule 13e-4(c) under the Exchange Act.

Opinion of Activision's Financial Advisor, page 68

        2.     Please revise this section and the discussion of the fairness opinion in your summary to disclose the amount of the fee already paid to Allen & Company in connection with delivery of its fairness opinion, as well as the amount that is contingent upon completion of the transaction. In addition, revise your disclosure to clarify the structure of the contingent fee to be paid to Allen & Company.

        We have revised the disclosure as requested. Please see page 85 of Amendment No.1 to the Preliminary Proxy Statement.

*    *    *

        As requested, the Company hereby acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (213) 687-5381 or Troy Vigil at (213) 687-5556 should you require further information.

Very truly yours,
/s/ David C. Eisman
David C. Eisman
cc:
Robert A Kotick, Chairman and CEO
George L. Rose, Esq., Chief Legal Officer of Activision Publishing, Inc.
Brian J. McCarthy, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Ruth Fisher, Esq. (Gibson, Dunn & Crutcher LLP)